UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Bradley Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

104576 10 3 (CUSIP Number)

May 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 104576 10 3	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Seth W. Hamot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 898,200[1] 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 898,200[1] 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 898,200[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
11.	Percent of Class Represented by Amount in Row (9): 5.8%
12.	Type of Reporting Person (See Instructions): IN, HC

[1]	The reporting person beneficially owned 898,200 shares of common stock of Bradley Pharmaceuticals, Inc. as of May 25, 2005.

CUSIP No.: 104576 10 3	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Costa Brava Partnership III L.P. 04-3387028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 898,200[2] 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 898,200[2] 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 898,200[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
11.	Percent of Class Represented by Amount in Row (9): 5.8%
12.	Type of Reporting Person (See Instructions): PN

[2]	The reporting person beneficially owned 898,200 shares of common stock of Bradley Pharmaceuticals, Inc. as of May 25, 2005.

CUSIP No.: 104576 10 3	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Roark, Rearden & Hamot LLC 10-0000708
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 898,200[3] 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 898,200[3] 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 898,200[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
11.	Percent of Class Represented by Amount in Row (9): 5.8%
12.	Type of Reporting Person (See Instructions): OO - Other

[3]	The reporting person beneficially owned 898,200 shares of common stock of Bradley Pharmaceuticals, Inc. as of May 25, 2005.

Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

Bradley Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

383 Route 46 West Fairfield, NJ 07004

Item 2.	(a)	Name of Person Filing:

Seth W. Hamot is the president of Roark, Reardon & Hamot LLC, which is the general partner of Costa Brava Partnership III L.P. All of the shares of common stock that were beneficially owned by the reporting persons were held by Costa Brava Partnership III L.P.

	(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of Seth Hamot, Roark, Rearden & Hamot LLC and Costa Brava Partnership III L.P. is 68 Harvard Street, 3rd Floor, Brookline, MA 02445.

	(c)	Citizenship:

Seth W. Hamot is a United States citizen. Costa Brava Partnership III L.P. is a Delaware limited partnership. Roark, Rearden & Hamot LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities:

Common Stock, $0.01 Par Value

	(e)	CUSIP Number:

104576 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 8 Pages

Item 4.	Ownership.

With respect to the beneficial ownership of shares of common stock of Bradley Pharmaceuticals, Inc. by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule may be filed by Seth W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2005
Date

/s/ Seth W. Hamot
Seth W. Hamot

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 1	Agreement Regarding the Joint Filing of Schedule 13G